Exhibit 99.3

NICE inContact Provides Customers New Enhanced Customer Service and
Business Continuity Capabilities During COVID-19 Outbreak

Provides free work-from-home module and free voice call ports for 211 and 311 organizations to handle increased interactions volume

Salt Lake City, March 10, 2020 – NICE inContact (Nasdaq: NICE) today announced expanded support for contact centers to eliminate potential disruptions during the current COVID-19 outbreak. NICE inContact is providing a free work-from-home module for users of the NICE inContact CXone cloud customer experience platform, to maintain service continuity while employees need to work from home. In addition, to support the potential increase in call volume that 211 and 311 organizations may receive, NICE inContact will provide free voice call ports to those organizations for the next six months. NICE inContact will also offer a free Business Continuity Planning review to verify that work from home and geographic flexibility can be performed without interruption to the business.

In several instances, NICE inContact has set up new centers able to service millions of citizens within hours. By shortening the set-up time by 99% compared to conventional systems, governments and businesses can now respond with speed and agility to quickly changing customer needs and business continuity demands.

In addition to the work-from-home offering, CXone provides full capacity elasticity and flexibility to dynamically move work across geographic locations. As businesses are shifting work to less affected regions and need to handle significantly variying volumes of customer service interactions, CXone enables an instantaneous shift in volume and location, across over 100 countries.

As the leading cloud platform for contact centers, NICE inContact CXone has a global, geographically redundant cloud infrastructure with built-in elasticity to dynamically scale up or down based on demand. We proactively monitor and continuously forecast demand with reserves for immediate spikes in volume and the ability to add data and storage capacity immediately. Customers can rely on the 99.99% guaranteed availability on our carrier-grade network with global data centers and points of presence (POPs) as well as 24/7/365 network operations monitoring.

“We understand the urgency around protecting our health and well-being,” said Paul Jarman, CEO NICE inContact. “Through  both 211 and 311, critical information is provided throughout our communities. To help manage the increased volumes we are offering free voice ports to these organizations over the next six months. We are also offering NICE inContact CXone customers an integrated softphone free of charge to support work from home agents. Furthermore, our complete cloud solution ensures scalability, security and reliability to support business, government and community services as they plan and respond to changing conditions.”

To learn more, visit our COVID-19 continuity page.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.